CUSIP No. 315831107	Page 1 of 19 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 2

Under the Securities Exchange Act of 1934

FIDELITY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

315831107
(CUSIP Number)

Mr. John Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 315831107	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,058

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,832
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,166
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,166
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,680

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 315831107	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,680

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 315831107	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 270,680
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 270,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 315831107	Page 11 of 19 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Fidelity Bancorp, Inc. (the “Company” or “Fidelity Bancorp”).  The address of the principal executive offices of the Company is 1009 Perry Highway, Pittsburgh, PA 15237.

Item 2.	Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group was attached to the initial filing of this Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”)

•
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC

•	Richard J. Lashley as an individual

(a)-(c)    This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the

CUSIP No. 315831107	Page 12 of 19 Pages

General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held in the name of Mr. Lashley as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 270,780 shares of Common Stock of the Company acquired at an aggregate cost of $1,607,818.

The amount of funds expended by Financial Edge Fund to acquire the 135,058 shares of Common Stock it holds in its name is $787,918.  Such funds were provided from

CUSIP No. 315831107	Page 13 of 19 Pages

Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 47,832 shares of Common Stock it holds in its name is $283,901.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 15,624 shares of Common Stock it holds in its name is $99,214.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 72,166 shares of Common Stock it holds in its name is $436,244.  Such funds were provided from Focused Fund’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Lashley to acquire the 100 shares of Common Stock he holds in his name is $541.  Such funds were provided from Mr. Lashley’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Goodbody/PL LP.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s second amendment to its initial Schedule 13D filing.  The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued even after adjusting for potential future losses on the Company’s holdings in trust preferred and other investment securities.  On December 29, 2010, the Common Stock closed at $5.70, which equals 43% of the Company’s most recently reported tangible book value of $13.16 (as of September 30, 2010 per SNL Financial LLC).

The PL Capital Group has had (and plans to continue to have) discussions with management of Fidelity Bancorp about, among other things, how they plan to:  (1) minimize and/or offset the negative impact of losses on its holdings of trust preferred and other securities, (2)  manage credit risk, (3) manage the capital structure of the holding company and the bank, including preferred stock raised through the U.S. Treasury’s Troubled Asset Relief Program, and (4) maximize the value of the Common Stock.

CUSIP No. 315831107	Page 14 of 19 Pages

Members of the PL Capital Group may make further purchases of shares of Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute influencing, or seeking to influence, the control of the Company for purposes of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any change in control of the Company or any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon 3,050,190 outstanding shares of Common Stock.  This is the number of shares of Common Stock that Fidelity Bancorp reported as outstanding as of December 2, 2010 in its most recent Annual Report on Form 10-K , which was filed with the Securities and Exchange Commission on December 22, 2010.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)         Financial Edge Fund

(a)-(b)     See cover page.

(c)           Financial Edge Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost

11/03/2010	2800	$5.60	$15,826
11/22/2010	1000	$5.65	$5,710
12/02/2010	200	$5.87	$1,224
12/03/2010	1006	$5.65	$5,795
12/08/2010	1	$5.87	$56
12/13/2010	1	$5.91	$6
12/14/2010	1400	$5.91	$8,324
12/29/2010	2674	$5.92	$15,871
12/30/2010	2219	$5.67	$12,627
01/04/2011	100	$5.62	$5.82

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share

CUSIP No. 315831107	Page 15 of 19 Pages

voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.
(B)         Financial Edge Strategic

(a)-(b)     See cover page.

(c)           Financial Edge Strategic made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost

11/03/2010	1500	$5.60	$8,483
12/06/2010	1492	$5.86	$8,793
12/14/2010	500	$5.91	$3,005
12/29/2010	2500	$5.92	$14,837

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)         Goodbody/PL LP

(a)-(b)     See cover page.

(c)           Goodbody/PL LP made the following purchases and sales of Common Stock within the past 60 days of the date of this filing.

Date	Number of Shares Purchased	Price Per Share	Total Cost

11/03/2010	1000	$5.60	$5,658
12/14/2010	226	$5.91	$1,387

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)         Focused Fund

(a)-(b)     See cover page.

(c)           Focused Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

CUSIP No. 315831107	Page 16 of 19 Pages

Date	Number of Shares Purchased	Price Per Share	Total Cost

11/03/2010	2000	$5.60	$11,307
12/14/2010	800	$5.91	$4,778
12/16/2010	200	$5.84	$1,218

(d)           PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)         PL Capital

(a)-(b)     See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)         PL Capital Advisors

(a)-(b)     See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)         Goodbody/PL LLC

(a)-(b)     See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 315831107	Page 17 of 19 Pages

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)          Mr. John W. Palmer

(a)-(b)     See cover page.

(c)           Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)           Mr. Richard J. Lashley

(a)-(b)     See cover page.

(c)           Mr. Lashley made no purchases or sales of Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund:  PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

* Previously filed.

CUSIP No. 315831107	Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 4, 2011

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 315831107	Page 19 of 19 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley